RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

11th October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


06017422

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th September, 2006**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 30th September, 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary


Reliance Natural Resources Limited

Encl: As above

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Natural Resources Limited

Quarter ending on: 30th September, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	N. A.	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	


Reliance Natural Resources Limited

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(B) Disclosure of Accounting Treatment	49 (IV B)	N.A	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	N.A	
(E) Remuneration of Directors	49 (IV E)	N.A.	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	N.A.	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	N.A.	

Date: 11th October, 2006

For Reliance Natural Resources Limited



Ashish S Karyekar
Dy. Company Secretary


Reliance Natural Resources Limited